UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15026105

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN (212) 453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN, KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

1745 BROADWAY, 18TH FLOOR (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NAYMA SIDDIQUA
Notary Public, State of New York
No. 01SI6293611
My Commission Expires 12/16/20 17

Robert Goldsmith 2/26/15
Signature

MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2014 and 2013

(With Report of Independent Registered Accounting Firm)

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

BCMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2014 and 2013

(With Report of Independent Registered Accounting Firm)

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

For the Years Ended December 31, 2014 and 2013

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Report of Independent Registered Public Accounting Firm

To the Member
BCMS Capital Advisors, LLC:

We have audited the accompanying financial statements of BCMS Capital Advisors, LLC, which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BCMS Capital Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BCMS Capital Advisors, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BCMS Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BCMS Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 20, 2015

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

	2014	2013
Assets		
Current		
Cash and cash equivalents	$ 458,272	$ 94,447
Total assets	$ 458,272	$ 94,447
Liabilities		
Current		
Accounts payable	$ 1,289	$ 2,262
Accrued expenses	34,013	30,917
Due to parent company	88,748	17,603
Total liabilities	124,050	50,782
Member's equity	334,222	43,665
Total liabilities and member's equity	$ 458,272	$ 94,447

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2014 and 2013

	2014	2013
Revenue	$ 3,937,559	$ 2,819,322
Expenses		
Salaries and related taxes	$ 993,937	$ 625,478
Rent expense	113,895	106,683
Guaranteed payments	104,125	102,125
Professional fees	90,931	106,708
Bad debt expense	75,000	50,000
General and administrative	30,304	35,815
Insurance	15,068	13,214
Regulatory fees	8,742	16,693
Total expenses	1,432,002	1,056,716
Other income		
Interest income		822
Net income	$ 2,505,557	$ 1,763,428

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Years Ended December 31, 2014 and 2013

	2014	2013
Member's equity, Beginning of year	$ 43,665	$ 336,179
Capital contributions	35,000	
Capital distributions	(2,250,000)	(2,055,942)
Net income	2,505,557	1,763,428
Member's equity, End of year	$ 334,222	$ 43,665

The accompanying notes are an integral
part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 2,505,557	$ 1,763,428
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in:		
Accounts receivable, net		62,927
Accrued interest receivable		1,474
Increase (decrease) in:		
Accounts payable	(973)	(9,743)
Accrued expenses	3,096	5,917
Due to parent company	71,145	(16,716)
Net cash provided by operating activities	2,578,825	1,807,287
Cash flows from investing activities:		
Proceeds from note receivable		125,000
Net cash provided by investing activities		125,000
Cash flows from financing activities:		
Capital contributions	35,000	
Capital distributions	(2,250,000)	(2,055,942)
Net cash used in financing activities	(2,215,000)	(2,055,942)
Net increase (decrease) in cash	363,825	(123,655)
Cash and cash equivalents, beginning of year	94,447	218,102
Cash and cash equivalents, end of year	$ 458,272	$ 94,447

The accompanying notes are an integral part of these financial statements.

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a 100% owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Revenue and Expense Recognition

The Company recognizes revenue and expenses in connection with a variety of advisory services upon completion and settlement of transaction. Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of businesses and securities transactions.

The Company structures advisory services fees received into success fees and deferred fees. Deferred fees are generally structured as seller's notes, earnout fees, or cash held in escrow accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnity. The Company recognizes deferred fees when future quantitative measures are met by the seller and the indemnity of the Company expires. See Note 7 for further detail.

Income Taxes

No provision for income taxes is shown on the accompanying financial statements since existing laws consider the Company a disregarded entity for income tax purposes.

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions, and evaluates credit risks associated with its customers on a continuous basis. There was no accounts receivable as of December 31, 2014 and 2013, respectively. There was no allowance for doubtful accounts considered to be necessary as of December 31, 2014 and 2013.

Fair Value of Financial Instruments

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As of December 31, 2014 and 2013, the "Fair Value Measurement" had no effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balances at financial institutions located in the New York metropolitan area. Concentrations of credit risk include cash on deposit with financial institutions amount to $460,282 at December 31, 2014, which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC").

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $334,222 and $43,665 as of December 31, 2014 and 2013, respectively. The Securities and Exchange Commission required net capital was $8,270 and $5,000 and excess net capital was $325,952 and $38,665 as of December 31, 2014 and 2013, respectively.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The Company was indebted to the Parent, for the allocation of certain expenses, in the amount of $88,748 and $17,603 as of December 31, 2014 and 2013, respectively.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date, and deferred fees. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels. The Company receives a percentage of the amounts held in escrow. The Company is eligible to receive a maximum of $143,280 in fees held in escrow accounts as of December 31, 2014 related to advisory service fees that were finalized during the year.

8. Financial Statement Presentation

Certain amounts in the 2013 financial statements have been reclassified to conform to the 2014 presentation.

9. Subsequent Events

The Company has evaluated subsequent events through February 20, 2015, the date on which the financial statements were available to be issued and determined there were no events which required disclosure.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

December 31, 2014 and 2013

	2014	2013
Member's equity	$ 334,222	$ 43,665
Less: nonallowable assets:		
Total non-allowable assets		
Net capital	334,222	43,665
Computation of basic net capital requirement:		
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	8,270	5,000
Capital in excess of minimum requirement	325,952	38,665
Aggregate indebtedness	$ 124,050	$ 50,782
Ratio of aggregate indebtedness to net capital	.37:1	1.16:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of December 31, 2014 and 2013.